NEWS		Exhibit 99
	For Release:	October 29, 2010
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE, Inc. reports third quarter earnings of 56 cents per share

ALLETE (NYSE: ALE) today reported third quarter 2010 earnings of 56 cents per share on net income of $19.6 million and revenue of $224.1 million.

In the third quarter of 2009, company earnings were 49 cents per share and net income was $16 million on revenue of $178.8 million. Higher industrial sales were a primary reason for the 23 percent year-over-year increase in net income.

“We’re pleased with these financial results,” said ALLETE CEO and President Alan R. Hodnik. “And we are particularly pleased that economic improvement was seen by customers in our service territory compared to what was experienced a year ago.”

Quarterly net income in ALLETE’s Regulated Operations segment improved from $16.6 million in 2009 to $22.1 million in 2010, due to a number of factors. The combination of higher rates and electric sales were partially offset by significant increases in operating, interest and depreciation expenses.

The Investments and Other segment recorded a quarterly net loss of $2.5 million versus a net loss of $600,000 in the same period a year ago. Higher operating expenses were a primary contributor to the period over period decrease.
An increase in the average number of common shares outstanding, with issuance proceeds used to fund the capital expenditure program, had a dilutive impact of four cents per share for the quarter.

Hodnik said he expects ALLETE to finish 2010 by recording earnings in a range between $2.25 and $2.35 per share, excluding the first quarter 12 cent per share non-recurring charge as a result of the Patient Protection and Affordable Care Act.
ALLETE’s corporate headquarters are located in Duluth, Minnesota. In addition to its electric utilities, Minnesota Power in northeast Minnesota and Superior Water, Light & Power Co. in northwest Wisconsin, ALLETE owns BNI Coal in Center, N. D. and has an 8 percent equity interest in the American Transmission Co. In late 2009, it purchased a 465-mile direct current transmission line between Duluth, Minn. and Center, N.D. to transport renewable wind energy from its Bison I Wind Energy Center, which is currently under construction near New Salem, N.D. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended September 30, 2010 and 2009
Millions Except Per Share Amounts – Unaudited

	Quarter Ended		Year to Date
	2010	2009	2010	2009
Operating Revenue
Operating Revenue	$224.1	$178.8	$668.9	$550.7
Prior Year Rate Refunds	–	–	–	(7.6)
Total Operating Revenue	224.1	178.8	668.9	543.1

Operating Expenses
Fuel and Purchased Power	79.0	69.8	233.1	199.4
Operating and Maintenance	89.8	67.5	262.9	224.7
Depreciation	20.0	16.1	59.8	46.8
Total Operating Expenses	188.8	153.4	555.8	470.9
Operating Income	35.3	25.4	113.1	72.2
Other Income (Expense)
Interest Expense	(9.7)	(8.3)	(28.1)	(25.4)
Equity Earnings in ATC	4.5	4.4	13.4	12.9
Other	0.6	0.8	3.8	3.8
Total Other Income (Expense)	(4.6)	(3.1)	(10.9)	(8.7)

Income Before Non-Controlling Interest and Income Taxes	30.7	22.3	102.2	63.5
Income Tax Expense	11.2	6.5	40.5	21.5
Net Income	19.5	15.8	61.7	42.0
Less: Non-Controlling Interest in Subsidiaries	(0.1)	(0.2)	(0.3)	(0.3)
Net Income Attributable to ALLETE	$19.6	$16.0	$62.0	$42.3

Average Shares of Common Stock
Basic	34.4	32.8	34.1	31.8
Diluted	34.5	32.9	34.2	31.9

Basic Earnings Per Share of Common Stock	$0.57	$0.49	$1.82	$1.33
Diluted Earnings Per Share of Common Stock	$0.56	$0.49	$1.81	$1.33

Dividends Per Share of Common Stock	$0.44	$0.44	$1.32	$1.32

Consolidated Balance Sheet
Millions – Unaudited
	Sep. 30,	Dec. 31,		Sep. 30,	Dec. 31,
	2010	2009		2010	2009
Assets			Liabilities and Equity
Cash and Short-Term Investments	$92.3	$25.7	Current Liabilities	$131.0	$133.1
Other Current Assets	201.7	199.8	Long-Term Debt	784.2	695.8
Property, Plant and Equipment	1,742.6	1,622.7	Other Liabilities	312.8	325.0
Regulatory Assets	282.5	293.2	Regulatory Liabilities	46.0	47.1
Investment in ATC	92.0	88.4	Deferred Income Taxes	321.0	253.1
Investments	134.4	130.5	Equity	984.1	939.0
Other	33.6	32.8
Total Assets	$2,579.1	$2,393.1	Total Liabilities and Equity	$2,579.1	$2,393.1

	Quarter Ended		Year to Date
	September 30,		September 30,
ALLETE, Inc.	2010	2009	2010	2009
Income (Loss)
Millions
Regulated Operations	$22.1	$16.6	$65.2	$45.0
Investments and Other	(2.5)	(0.6)	(3.2)	(2.7)
Net Income Attributable to ALLETE	$19.6	$16.0	$62.0	$42.3
Diluted Earnings Per Share	$0.56	$0.49	$1.81	$1.33

Statistical Data
Corporate
Common Stock
High	$37.75	$34.57	$37.87	$34.57
Low	$33.16	$27.75	$29.99	$23.35
Close	$36.43	$33.57	$36.43	$33.57
Book Value	$27.23	$25.95	$27.23	$25.95

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	262	240	847	857
Commercial	374	352	1,074	1,061
Municipals	253	243	746	729
Industrial	1,799	984	4,956	3,182
Total Retail and Municipal	2,688	1,819	7,623	5,829
Other Power Suppliers	629	1,051	2,168	3,075
Total Regulated Utility	3,317	2,870	9,791	8,904
Non-regulated Energy Operations	27	56	87	162
Total Kilowatt-hours Sold	3,344	2,926	9,878	9,066

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.